NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 21, 2015, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on August 1, 2015. On Saturday, August 1, 2015 the Corporate Units automatically settled into shares of Common Stock of United Technologies Corporation (Symbol 'UTX'). The final ratio is 0.5130 shares of common stock of United Technologies Corporation (Symbol 'UTX') per Corporate Unit. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 3, 2015.